Exhibit 3.2
CERTIFICATE OF AMENDMENT
OF THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
CANCERVAX CORPORATION
     CancerVax Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:
     A. The name of the corporation is CancerVax Corporation. The corporation’s original Certificate of Incorporation was filed with the Delaware Secretary of State on June 12, 1998 and amended and restated on November 3, 2003.
     B. This Certificate of Amendment was duly adopted by the corporation’s directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the Delaware General Corporation Law.
     C. The Amended and Restated Certificate of Incorporation, as heretofore amended, is hereby further amended by striking out Article FIRST in its entirety and by substituting in lieu of said Article the following new Article:
     “FIRST: The name of the Corporation (hereinafter the “Corporation”) is Micromet, Inc.”
     D. The Amended and Restated Certificate of Incorporation, as heretofore amended, is hereby further amended by changing Article FOURTH so that, as amended, the first paragraph of Article FOURTH shall be and read as follows:
     “FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock, par value $0.00004 per share (“Common Stock”) and Preferred Stock, par value $0.00004 per share (“Preferred Stock”). The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 160,000,000 shares, 150,000,000 shares of which shall be Common Stock and 10,000,000 shares of which shall be Preferred Stock.
     E. The Amended and Restated Certificate of Incorporation, as heretofore amended, is hereby further amended by changing Article FOURTH so that, as amended, the last paragraph of Article FOURTH shall be and read as follows:
     “Upon the effectiveness of the certificate of amendment to the amended and restated certificate of incorporation containing this sentence, each three (3) shares of the Common Stock issued and outstanding as of the date and time immediately preceding the effective date of a reverse stock split, shall be automatically changed and reclassified, as of the effective date of the split and without further action, into one (1) fully paid and nonassessable share of Common Stock. There shall be no fractional shares issued. A holder of record of Common Stock on the effective date of the split who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported in the Wall Street Journal, on the last trading day prior to the effective date of the split (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Corporation’s board of directors.”
IN WITNESS WHEREOF, the CancerVax Corporation has caused this Certificate to be signed by David F. Hale, its President and Chief Executive Officer, this 5th day of May, 2006.

CANCERVAX CORPORATION
By:	/s/ David F. Hale
	Name:	David F. Hale
	Title:	President and Chief Executive Officer